Exhibit 99.1

TD Bank Financial Group Announces Common Share Offering

TORONTO - June 3, 2010 - The Toronto-Dominion Bank (TD Bank Financial Group or TDBFG) today announced it has entered into an agreement with a syndicate of underwriters led by TD Securities Inc. for an issue of 3,525,000 common shares, at a price of $71.00 per common share, to raise gross proceeds of $250 million.

On May 17, 2010, TDBFG announced its intention to issue approximately $250 million worth of common shares prior to the closing of The South Financial Group, Inc. transaction for prudent capital management. The issue will qualify as Tier 1 capital for TDBFG and the expected closing date is June 15, 2010.  Net proceeds will be used for general corporate purposes.

The common shares will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada under TDBFG's September 29, 2008 base shelf prospectus.

The common shares to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 6 million on-line customers. TD Bank Financial Group had CDN$574 billion in assets as of April 30, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and New York Stock Exchange.

For more information, please contact:

Rudy Sankovic
Investor Relations
TD Bank Financial Group
416-308-7857

Wojtek Dabrowski
Corporate Communications
TD Bank Financial Group
416-307-8149

Additional Information

The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration.  Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina  29601, 1-888-592-3001.

The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010.  Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.